Exhibit 99.1

PRESS RELEASE DATED:

ANNOUNCING FINANCIAL RESULTS FOR FIRST HALF YEAR 2020

MMTEC, Inc. Announces Half Year 2020 Unaudited Financial Results

Beijing, China, October15, 2020 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China based technology company that provides access to the U.S. financial markets, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half 2020 Summary

●	Revenues increased by 85.35% from $177,543 to $329,070 following the October 18, 2019 consolidation of MMBD Trading Limited and MM Global Securities, Inc. into the Company. MM Global generated commission fees on customer securities transactions by providing brokerage service.

●	Cost of revenue decreased by 89.39% from $66,215 to $7,026 due to the 90.35% decline of revenues from the investor relationship advisory services.

●	Gross profit increased by 189.27% to $322,044 as compared to $111,328 for the same period in 2019, while the gross profit margin was 97.86%, as compared to 62.70% for the same period in 2019.

●	Loss from operations was $1,041,361 for the six months ended June 30, 2020, as compared to $1,308,583 for the same period of 2019. The decrease was primarily attributable to the increase in revenue and the decrease in payroll and related benefits in selling and marketing costs and general and administrative.

●	Net loss was $1,011,152 for the six months ended June 30, 2020, as compared to net loss of $1,326,941 for the same period of 2019.

●	Loss per share both on a basic and fully diluted basis were $0.05 for the six months ended June 30, 2020, as compared to loss per share on a basic and fully diluted basis of $0.07 for the six months ended June 30, 2019.

Xiangdong Wen, the Company’s Chief Executive Officer and Chairman, commented, “Our revenue increased to $329,070 for the first half of 2020 as a result of our increased sales force in the broker- dealer business. Loss from operations decreased significantly as a result of the revenue increase and decrease in the size and distribution of support team for investor relations management services business and market data services business.”

Mr. Wen continued, “As for the Company's future strategy, in the face of the trade tension between China and the United States, the Company intend to increase its investment in the following two areas to address challenges of the changing market environment.

First, the Company believes that Chinese investors will continue demand investments in U.S. securities and diversified asset allocations. To this end, the Company set up the asset management department to form a series of Manager of Managers (“MOM”)  funds, with the main goal of attracting small and medium-sized institutional investors and helping them set up the fund to issue securities fund products. The Company will also help those investors with marketing and promotion of subscriptions by ordinary investors, to help ordinary investors realize the allocation of overseas assets and obtain high-quality asset management services. In addition, the Company remains optimistic about the opening up of China’s securities markets, and plans to establish a new U.S. team to service small and medium-sized overseas investment institutions, especially Wall Street institutions, to invest in Chinese securities market, acting as a bridge for Sino-US securities investment transactions.”

Operating Results for Six Months Ended June 30, 2020

Revenues

We derive our revenues from (1) data services and related technical support (the “Market data services”); (2) investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors(the “Investor relations management services”); and (3) commissions through customer securities transactions (“Commissions”).

The following tables illustrate the Company’s revenue by revenue type:

	For the six months Ended June 30,
	2019	2020
	US$	US$

Market data services	34,363	44,146
Investor relations management services	143,180	13,807
Commissions	-	271,117
Total revenues	177,543	329,070

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

Cost of revenues decreased by $59,189, or 89.39%, to $7,026 for the six months ended June 30, 2020 from $66,215 for the same period last year. The decrease in cost of revenues is directly linked to the 90.36% decline of investor relationship advisory services revenues. Commissions revenue disclosed net revenue without cost.

Gross Profit and Gross Margin

Gross profit was $322,044 for the six months ended June 30, 2020, representing gross margin of 97.86%.

Operating Expenses

During the six months ended June 30, 2020 and 2019, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs decreased by $80,772, or 51.30%, to $76,668 for the six months ended June 30, 2020 from $157,440 for the same period last year.

Payroll and Related Benefits

Payroll and related benefits totaled $479,261 for the six months ended June 30, 2020, as compared to $404,405 for the six months ended June 30, 2019, an increase of $74,856.

Professional Fees

For the six months ended June 30, 2020, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees, industry consulting fee, and other fees associated with being a public company. Professional fees totaled $403,300 for the six months ended June 30, 2020, as compared to $472,638 for the six months ended June 30, 2019, a decrease of $69,338.

Other General and Administrative Expenses

For the six months ended June 30, 2020 and 2019, other general and administrative expenses were $404,176 and $385,428, respectively.

Loss from Operations

For six months ended June 30, 2020, loss from operations amounted to $1,041,361, as compared to loss from operations of $1,308,583 for the six months ended June 30, 2019, a decrease of $267,222, or 20.42%, which was mainly attributable to the increase revenue and the decrease selling and marketing costs and professional fees. In order to respond to the impact of COVID-19, the Company reduced the market data service and investor relations management services business lines, and decreased the size and distribution of its support team, especially the sales personnel. As COVID-19 delayed the launch of business initiatives, professional fees decreased as compared with the same period of last year. In turn, the expansion of the Company's overall business scale has led to increases in payroll and related benefits and other general and administrative expenses.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, other income, other miscellaneous expense, loss on equity method investment, and foreign currency transaction gain. Other income totaled $30,209 for six months ended June 30, 2019, as compared to other expense of $18,358 for six months ended June 30, 2019, a change of $48,567, which was mainly attributable to the increase in interest income and other income.

Income Taxes

We did not have any income taxes expense for the six months ended June 30, 2020 and 2019 since we did not generate any taxable income in these two periods.

Net Loss

As a result of the factors described above, our net loss was $1,011,152, or $0.05 per share (basic and diluted), for the six months ended June 30, 2020. Our net loss was $1,326,941, or $0.07 per share (basic and diluted), for the six months ended June 30, 2019.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC INC., MM Future Technology Limited, MM Fund SPC, MM Global Capital Limited, MMBD Trading Limited, MMBD Investment Advisory Company Limited and MM Global Securities, INC, are the U.S. dollar, and the functional currency of Gujia (Beijing) Technology Co., Ltd., is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $23,138 and a foreign currency translation loss of $20,588 for the six months ended June 30, 2020 and 2019, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $1,034,290 and $1,347,529 for the six months ended June 30, 2020 and 2019, respectively.

Financial Conditions

As of June 30, 2020, the Company had cash of $1,829,837, compared to $3,642,521 at December 31, 2019. Total working capital was $1,797,362 as of June 30, 2020, compared to working capital $3,542,211 as of December 31, 2019.

Net cash used in operating activities for the six months ended June 30, 2020 was $1,101,161, compared to $1,676,458 for the same period last year. Net cash used in investing activities was $742,236 for the six months ended June 30, 2020, compared to $148,890 for the same period last year. Net cash provided by financing activities was $41,250 for the six months ended June 30, 2020, compared to $6,682,673 for the same period of last year.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries.

Shares Authorized and Issued

The Company is authorized to issue 500,000,000 shares with a par value of $0.001 per share.

There were 56,070,000 shares issued and 20,070,000 shares outstanding as of June 30, 2020 and December 31, 2019.

Recent Developments

Pursuant to the investment agreement dated July 21, 2020, the company paid 750,000 shares to Tony Wayne Network Technology Co., Limited as compensation of a Hong Kong and China based consulting program. There were treasury stock of 36,000,000 shares at June 30, 2020 and December 31, 2019. The company cancelled the 36,000,000 treasury stock at August 20, 2020. After the treasury stock was cancelled, there were 20,820,000 shares issued and outstanding as of October 15, 2020.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, such as the ETN Counter Business System, the PTN Private Fund Investment Management System, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. In 2020, the company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

More information about the Company can be found at: www.51mm.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2020	December 31, 2019
	(UNAUDITED)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,829,837	$3,642,521
Accounts receivable, net	15,011	16,029
Other receivable	-	78,624
Loan to employee	169,503	172,013
Security deposits - current	10,875	46,512
Prepaid expenses and other current assets	376,701	392,011

Total Current Assets	2,401,927	4,347,710

NON-CURRENT ASSETS:
Security deposit - noncurrent	604,047	605,588
Property and equipment, net	130,385	132,016
Operating lease right-of-use asset	767,159	979,885
Long-term investment	928,199	143,346

Total Non-current Assets	2,429,790	1,860,835

Total Assets	$4,831,717	$6,208,545

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Deferred revenue	$18,137	$63,246
Salary payable	160,162	174,741
Accrued liabilities and other payables	39,200	222,152
Due to related parties	8,000	6,030
Operating lease liabilities - current	379,066	339,330

Total Current Liabilities	604,565	805,499

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent	465,530	648,334
Loan payable	41,250	-

Total Non-current Liabilities	506,780	648,334

Total Liabilities	1,111,345	1,453,833

SHAREHOLDERS' EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 56,070,000 shares issued and 20,070,000 shares outstanding at June 30,2020 and December 31, 2019)	56,070	56,070
Additional paid-in capital	11,229,289	11,229,339
Less: treasury stock, at cost;
(36,000,000 shares at June 30, 2020 and December 31, 2019)	(36,000)	(36,000)
Accumulated deficit	(7,386,455)	(6,375,303)
Accumulated other comprehensive loss	(142,532)	(119,394)

Total Shareholders' Equity	3,720,372	4,754,712

Total Liabilities and Shareholders' Equity	$4,831,717	$6,208,545

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2020	June 30, 2019

REVENUE	$329,070	$177,543

COST OF REVENUE	7,026	66,215

GROSS PROFIT	322,044	111,328

OPERATING EXPENSES:
Selling and marketing	76,668	157,440
General and administrative
Payroll and related benefits	479,261	404,405
Professional fees	403,300	472,638
Other general and administrative	404,176	385,428

Total Operating Expenses	1,363,405	1,419,911

LOSS FROM OPERATIONS	(1,041,361)	(1,308,583)

OTHER INCOME (EXPENSE):
Interest income	27,571	1,768
Other income	25,204	-
Other expenses	(721)	(114)
Foreign currency transaction gain (loss)	(3,525)	3,764
Loss on equity method investment	(18,320)	(23,776)

Total Other Income (Expense)	30,209	(18,358)

LOSS BEFORE INCOME TAXES	(1,011,152)	(1,326,941)

INCOME TAXES	-	-

NET LOSS	$(1,011,152)	$(1,326,941)

COMPREHENSIVE LOSS:
NET LOSS	(1,011,152)	(1,326,941)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(23,138)	(20,588)
COMPREHENSIVE LOSS	$(1,034,290)	$(1,347,529)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.05)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	20,070,000	19,955,635

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2020	June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,011,152)	$(1,326,941)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	10,338	10,315
Loss on equity method investment	18,320	23,776
Noncash lease expense	145,246	150,011
Loss on acquisition	721	-
Changes in operating assets and liabilities:
Operating lease liability	(75,003)	(157,631)
Accounts Receivable	1,018	-
Security deposit	35,194	(1,107)
Prepaid expenses and other current assets	14,733	(104,903)
Deferred revenue	(44,485)	(34,363)
Salary payable	(12,456)	(73,471)
Accrued liabilities and other payables	(183,636)	(162,144)

NET CASH USED IN OPERATING ACTIVITIES	(1,101,162)	(1,676,458)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loan to third party	78,002	-
Cash proceeds from acquisition	279	-
Purchase of property and equipment	(10,636)	(16,885)
Loan to employee	-	(44,243)
Payment in equity method investment	(809,881)	(87,762)

NET CASH USED IN INVESTING ACTIVITIES	(742,236)	(148,890)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash proceeds from long-term loan	41,250	-
Proceeds from issuance of stocks	-	6,851,401
Repayments to related parties	-	(168,728)

NET CASH PROVIDED BY FINANCING ACTIVITIES	41,250	6,682,673

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(10,536)	(16,355)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,812,684)	4,840,970

CASH AND CASH EQUIVALENTS - beginning of period	3,642,521	93,625

CASH AND CASH EQUIVALENTS - end of period	$1,829,837	$4,934,595

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$29,904	$-
Proceeds from issuance of stocks deposited in escrow	$-	$500,000
Consideration of acquisition payable to related party	$1,000	$-